Exhibit 3.1

FIRST Amendment
TO
Amended and Restated BYLAWS
of
LIBERTY BROADBAND CORPORATION

This First Amendment (“Amendment”) is effective as of 4:00 p.m. on July 14, 2025 (the “Effective Time”), and amends the Amended and Restated Bylaws (the “Bylaws”) of Liberty Broadband Corporation, a Delaware corporation (the “Corporation”).

1.	Amendment of Article II, Section 2.1. Effective as of the Effective Time, Article II, Section 2.1(a) of the Bylaws is amended by deleting the text of subsection (a) in its entirety and inserting the following in lieu thereof:

“(a) Subject to any limitations set forth in the Certificate of Incorporation and to any provision of the Delaware General Corporation Law relating to the powers or rights conferred upon or reserved to the stockholders or the holders of any class or series of the issued and outstanding stock of the Corporation, the business and affairs of the Corporation shall be managed, and all corporate powers shall be exercised, by or under the direction of the Board of Directors. Subject to any rights of the holders of any series of preferred stock to elect additional directors, the Board of Directors shall be comprised of not less than three (3) members and the exact number will be fixed from time to time by the Board of Directors by resolution adopted by the affirmative vote of not less than 75% of the members of the Board of Directors then in office. Directors need not be stockholders of the Corporation. The Corporation shall nominate the person serving as Chairman of the Board for election as a director at any meeting at which such person is subject to election as a director.”

2.	Amendment of Article III, Section 3.1. Effective of the Effective Time, Article III, Section 3.1 of the Bylaws is amended by deleting the text of Section 3.1 in its entirety and inserting the following in lieu thereof:

“Section 3.1 Executive Officers.

The Board of Directors shall elect a Chief Executive Officer and a President, who may or may not be directors. The Board of Directors may also elect such Vice Presidents as in the opinion of the Board of Directors the business of the Corporation requires, a Treasurer and a Secretary, any of whom may or may not be directors. The Board of Directors may also elect, from time to time, such other or additional officers as in its opinion are desirable for the conduct of business of the Corporation and such officers shall hold office at the pleasure of the Board of Directors; provided, however, that the Chief Executive Officer shall not hold any other office except that the Chief Executive Officer may serve as President.”

3.	Amendment of Article III, Section 3.2. Effective as of the Effective Time, Article III, Section 3.2 of the Bylaws is amended by deleting the text of the first paragraph of Section 3.2 in its entirety and inserting the following in lieu thereof:

“The Chief Executive Officer shall have overall responsibility for the management and direction of the business and affairs of the Corporation and shall exercise such duties as customarily pertain to the office of chief executive officer and such other duties as may be prescribed from time to time by the Board of Directors. He shall be the senior officer of the Corporation and in case of the inability or failure of the President to perform his duties, he shall perform the duties of the President. He may appoint and terminate the appointment or election of officers, agents or employees other than those appointed or elected by the Board of Directors. He may sign, execute and deliver, in the name of the Corporation, powers of attorney, contracts, bonds and other obligations. The Chief Executive Officer shall perform such other duties as may be prescribed from time to time by the Board of Directors or these Bylaws.”

4.	No Other Changes. The Bylaws, as amended by this Amendment, shall remain in full force and effect. To the extent this Amendment conflicts with any provisions of the Bylaws, this Amendment shall control.